                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

              For the fiscal years ended December 31, 2006 and 2005

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                          COMMISSION FILE NUMBER 1-4987

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN

                        520 FELLOWSHIP ROAD, SUITE A-114
                              MT. LAUREL, NJ 08054
                 (Name & address of Principal Executive Offices
                        of the issuer of the Securities)

                                   21-0682685
                      (I.R.S. Employer Identification No.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        SL INDUSTRIES, INC., SAVINGS AND PENSION
                                        PLAN
                                        Plan Administrator


                                        By: /s/ David R. Nuzzo
                                            ------------------------------------
                                            David R. Nuzzo
                                            June 27, 2007

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                                                           PAGES
                                                                           -----
Report of Independent Registered Public Accounting
   Firm for the Years Ended December 31, 2006 and 2005                         4

Financial Statements:
   Statements of Net Assets Available for Benefits
      December 31, 2006 and 2005                                               5

   Statements of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 2006 and 2005                           6

Notes to Financial Statements                                               7-12

Supplemental Schedule:
   Schedule H, Line 4i - Schedule of Assets Held at End of Year
      December 31, 2006                                                       13

Exhibit Index                                                                 14

Consent of Independent Registered Public Accounting Firm                      15

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
SL Industries, Inc. Savings and Pension Plan
Mount Laurel, New Jersey

We have audited the accompanying statements of net assets available for benefits of the SL Industries, Inc. Savings and Pension Plan ("the Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Sobel & Co., LLC
Livingston, New Jersey
June 25, 2007

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                           December 31,
                                    -------------------------
                                        2006          2005
                                    -----------   -----------
INVESTMENTS                         $20,385,827   $20,153,765
                                    -----------   -----------

RECEIVABLES
Employer contributions                  291,747       301,244
Participant contributions                70,739        79,559
                                    -----------   -----------
TOTAL RECEIVABLES                       362,486       380,803
                                    -----------   -----------
CASH                                     32,952        53,226
                                    -----------   -----------

LIABILITIES
Operating payables                       34,894            --
                                    -----------   -----------
TOTAL LIABILITIES                        34,894            --
                                    -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS   $20,746,371   $20,587,794
                                    ===========   ===========

The accompanying notes are an integral part of these financial statements.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                              Year Ended
                                                             December 31,
                                                      -------------------------
                                                          2006          2005
                                                      -----------   -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   INVESTMENT INCOME:
      Net appreciation in fair value of investments   $   792,790   $   809,133
      Net realized gain on sale of investments            113,628        76,581
      Interest/dividends                                1,174,869       769,318

   CONTRIBUTIONS:
      Employer                                            613,857       652,472
      Participant                                       1,031,032     1,070,925
      Rollover                                             22,570        49,931
                                                      -----------   -----------
TOTAL ADDITIONS                                         3,748,746     3,428,360
                                                      -----------   -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                        3,540,172     1,676,669
   Administrative expenses                                 49,997        49,084
                                                      -----------   -----------
   TOTAL DEDUCTIONS                                     3,590,169     1,726,473
                                                      -----------   -----------
NET INCREASE                                              158,577     1,701,887

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                   20,587,794    18,885,907
                                                      -----------   -----------
   End of year                                        $20,746,371   $20,587,794
                                                      ===========   ===========

The accompanying notes are an integral part of these financial statements.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF PLAN

     SL Industries, Inc. Savings and Pension Plan (the "Plan"), originally adopted May 1, 1976, is a defined contribution savings and pension plan covering substantially all U.S. non-union employees of SL Industries, Inc.'s Corporate Office, Condor D.C. Power Supplies, Inc. and SL Montevideo Technology, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Summary Plan Description for more complete information with respect to the provisions of the Plan.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   INVESTMENTS

     As part of the Plan provisions, participants may invest in SL Industries, Inc. Common Stock ("Common Stock") and/or in various combinations of seventeen Fidelity Institutional Retirement Services Co., Inc. ("Fidelity") funds: Managed Income Portfolio, Puritan Fund, Growth and Income Portfolio, Low-Priced Stock Fund, Diversified International Fund, Mid-Cap Stock Fund, Freedom Income Fund, Freedom 2000 Fund, Freedom 2005 Fund, Freedom 2010 Fund, Freedom 2015 Fund, Freedom 2020 Fund, Freedom 2025 Fund, Freedom 2030 Fund, Freedom 2035 Fund, Fidelity Spartan U.S. Equity Index Fund and Fidelity U.S. Bond Index Fund. All income, gains or other amounts from any investment are reinvested in the same investment from which they are received. The amounts are then allocated, as appropriate, to each participant's account balance.

     The Managed Income Portfolio represents a deposit contract with Fidelity's Managed Income Fund. Contributions are maintained in pooled accounts. The account is credited with earnings on the underlying investments at various rates and charged for Plan withdrawals. The financial statements reflect the contract/market values as reported by Fidelity as of the Plan year-end.

     Employer matching contributions are invested solely in Common Stock of SL Industries, Inc. Until a participant is fully vested, the employer matching contribution credited to the participant's account cannot be liquidated.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS

2.   INVESTMENTS (continued)

     The remaining funds are Fidelity separate investment accounts and are carried at market value as reported by Fidelity as of the Plan year-end. The fair value of the SL Industries, Inc. Common Stock is based on the market price as quoted on the American Stock Exchange.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation in investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

     Interest and dividend income are recorded as earned on an accrual basis.

     During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $906,418 and $885,714 as follows:

                 2006       2005
               --------   --------
Mutual funds   $763,122   $382,118
Common stock    143,296    503,596
               --------   --------
               $906,418   $885,714
               ========   ========

     The following table represents investments that represent 5% or more of the Plan's net assets:

                                                  December 31,
                                            -----------------------
                                               2006         2005
                                            ----------   ----------
  Fidelity Managed Income Portfolio         $3,381,341   $3,242,012
 *SL Industries, Inc. Common Stock           2,905,711    3,757,385
  Fidelity Growth and Income Portfolio       1,437,219    1,556,562
  Fidelity Low Priced Stock Fund             2,398,439    2,594,708
  Fidelity Mid-Cap Stock Fund                2,248,149    2,103,739
  Spartan U.S. Equity Index Fund             1,539,654    1,525,309
  Fidelity Freedom 2020                      1,393,116    1,126,165
**Fidelity Puritan Fund                      1,183,371           --
**Fidelity Diversified International Fund    1,222,599           --

*    Participant directed and non-participant directed.

**   Less than 5% of the Plan's net assets during 2005.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS

2.   INVESTMENTS (continued)

     Information about the significant components of the changes in net assets relating to the SL Industries, Inc. Common Stock, which is both a participant-directed and a nonparticipant-directed investment option, is as follows for the years ended December 31:

                                   2006        2005
                                ---------   ---------
Changes in net assets:
Contributions                   $ 392,826   $ 415,369
Net appreciation                  143,296     503,596
Benefits paid to participants    (755,410)   (112,615)
Transfer/loan activity           (632,386)   (334,468)
                                ---------   ---------
Net changes                     $(851,674)  $ 471,882
                                =========   =========

     CONTRIBUTIONS

     ELECTIVE CONTRIBUTIONS

     Employees' contributions are based upon authorized payroll withholdings. Participants may make elective deferrals up to an annual maximum of the lesser of 20% of their annual compensation, as defined by the Plan, or $15,000 and $14,000 in the calendar years 2006 and 2005, respectively, and thereafter as adjusted by the Secretary of the Treasury. Additionally, eligible participants may elect to defer "catch-up" contributions.

     MATCHING EMPLOYER CONTRIBUTIONS

     The employer's match is fifty percent (50%) of the participant's elective deferrals, not to exceed six percent (6%) of the participant's compensation. Matching employer contributions have been contributed solely in the Common Stock of SL Industries, Inc.

     PROFIT SHARING CONTRIBUTIONS

     A profit sharing contribution can be made annually to all Plan participants who have earned at least 1,000 hours of service during the Plan year and are employed on the last day of the Plan year, with the exception of participants who are disabled, die or retire. This is a discretionary contribution determined by resolution of the Board of Directors. Profit sharing contributions are invested in accordance with the election of each participant.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS

2.   INVESTMENTS (continued)

     BENEFITS

     At the time of separation, the vested portion of a participant's account represents the participant's accumulated benefit. If a participant's account balance is less than $1,000, a lump sum distribution will be made regardless of whether the participant requests a distribution. A participant who has an account balance of $1,000 or greater may elect to:
     (1) continue to invest their accumulated benefit in the Plan until their normal retirement date; (2) purchase a qualified joint and survivor annuity; (3) receive payment in one lump sum; or (4) have any portion paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

     At the retirement date, a participant may elect to receive their retirement benefit in one lump sum payment, in various types of installments, or in the form of a qualified joint and survivor annuity. The amount of the benefit payment depends on the value of the participant's account and the retirement benefit option the participant elects.

     VESTING

     Participants become immediately vested in their elective deferral contributions plus actual earnings and their employer's profit sharing contributions. Employer matching contributions become vested as follows:

                                                Percentage
               Years of Service                   Vested
               ----------------                 ----------
Five years or more                                 100%
Four years or more, but less than five years        80%
Three years or more, but less than four years       60%
Two years or more, but less than three years        40%
One year or more, but less than two years           20%
Less than one year                                   0%

     In determining years of service for vesting, the Plan considers service from the participant's date of hire. Only whole years of service will be counted for vesting purposes. The non-vested portion of a participant's account, if any, will be forfeited in accordance with the provisions of the Plan. Forfeitures are used to pay plan administrative expenses and management fees.

     INTEREST INCOME

     For financial statement purposes, interest and dividend income includes amounts earned on investments and participant loans. For purposes of reporting on Form 5500, interest and dividend income only includes amounts earned on participant loans.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS

2.   INVESTMENTS (continued)

     PARTICIPANT LOANS

     The Plan makes loans to a participant, using the participant's account balance as collateral. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or one-half of the participant's vested account balance. Loans bear interest at an interest rate as determined by the Plan Administrator based upon the prevailing rates of interest charged by persons in the business of lending money. The interest rates on the participant loans receivable as of December 31, 2006 and December 31, 2005 range from 5.25% to 9.25%. The term of any loan to a participant shall be no greater than five years, except in the case of a loan to acquire a dwelling unit that is considered a principal residence, in which case the term is 10 years.

3.   PLAN TERMINATION

     While SL Industries, Inc. has not expressed any intent to do so, it may terminate the Plan at any time, subject to the penalties set forth in ERISA, as amended. In the event of such Plan termination, participants will become 100% vested in their accounts.

4.   ADMINISTRATIVE EXPENSES

     Administrative expenses and asset management fees of the Plan may be paid by SL Industries, Inc. at their discretion. Total Plan administrative expenses paid for the years ended December 31, 2006 and 2005 were $49,997 and $49,804, respectively.

5.   TAX STATUS

     The Internal Revenue Service has issued a favorable determination letter, dated June 9, 2005, stating that the Plan meets the requirements for qualification pursuant to Section 401(a) of the Internal Revenue Code (the "Code") and that the Plan is exempt from federal income taxes under Section 501(a) of the Code.

6.   PLAN AMENDMENTS

     Effective January 1, 2006 the Plan was amended to require distributions of amounts less than $1,000, upon separation of employment. Previously the requirement was $5,000.

     The Plan obtained its latest determination letter on June 9, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

                               SL INDUSTRIES, INC.
                            SAVINGS AND PENSION PLAN
                          NOTES TO FINANCIAL STATEMENTS

7.   PENSION PROTECTION ACT OF 2006

     On August 17, 2006, the Pension Protection Act (the "Act") of 2006 was signed. The Act may require the Company to change the way the Plan is designed and administered, requiring Plan amendments and make additional disclosures to regulatory agencies and participants. Provisions of the Act will be phased in starting in 2007.

8.   SUBSEQUENT EVENTS

     During the year ended December 31, 2005, SL Industries and affiliates maintained three separate retirement plans. During the year ended December 31, 2006, SL Industries and affiliates maintained five separate retirement plans. On January 2, 2007, the plans covering Teal Electronics Corporation, Ault Incorporated, and RFL Electronics Incorporated were merged into the Plan. On May 1, 2007, the pension plan covering employees of MTE Corporation was merged into the Plan.

                  SL INDUSTRIES, INC. SAVINGS AND PENSION PLAN
                                 EIN: 21-0682685
                                 PLAN NUMBER 001
                         FORM 5500, SCHEDULE H, LINE 4 i
                     SCHEDULE OF ASSETS HELD AT END OF YEAR
                                DECEMBER 31, 2006

                                                                                                                       (E)
                             (B)                                              (C)                        (D)         CURRENT
(A)                   IDENTITY OF ISSUE                                   DESCRIPTION                    COST         VALUE
---                   -----------------                                   -----------                -----------   -----------
COMMON STOCK
*     SL Industries, Inc.                                    Common stock                            $ 1,844,206   $ 2,905,711

COMMON TRUST FUND
      Fidelity Institutional Retirement Services Co., Inc.   Managed Income Portfolio                  3,381,341     3,381,341
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Puritan Fund                     1,117,329     1,183,371
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Growth and Income Portfolio      1,680,505     1,437,219
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Low-Priced Stock Fund            1,805,616     2,398,439
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Diversified Int'l. Fund            978,633     1,222,599
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Mid-Cap Stock Fund               1,735,260     2,248,149
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom Income Fund                 55,082        56,851
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2000 Fund                  207,564       212,933
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2005 Fund                   51,245        52,065
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2010 Fund                  346,988       376,428
      Fidelity Institutional Retirement Services Co., Inc    Fidelity Freedom 2015 Fund                   11,129        12,023
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2020 Fund                1,265,831     1,393,116
      Fidelity Institutional Retirement Services Co., Inc    Fidelity Freedom 2025 Fund                  102,376       107,819
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Freedom 2030 Fund                  686,261       801,216
      Fidelity Institutional Retirement Services Co., Inc    Fidelity Freedom 2035 Fund                   36,177        38,165
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity Spartan US Equity Index Fund     1,278,771     1,539,654
      Fidelity Institutional Retirement Services Co., Inc.   Fidelity US Bond Index Fund                 440,796       436,867

*     Participant Loans Receivable                           Loans, ranging 1-10 years maturity
                                                                With interest rates of 5.25%-9.25%            --       581,861
                                                                                                     -----------   -----------
                                                                                                     $17,025,110   $20,385,827
                                                                                                     ===========   ===========

*    A party-in-interest as defined by ERISA

                                  Exhibit Index

Number                                 Description
------                                 -----------
23.1     Consent of Independent Registered Public Accounting Firm, Sobel & Co.,
         LLC for the year ended December 31, 2006.